Exhibit 14.1

Baltic Trading Limited

CODE OF ETHICS

(March 15, 2010)

I.	Foreword

The Board of Directors of Baltic Trading Limited (the “Company”) has adopted this Code of Ethics (the “Code”) for all of the Company’s employees, directors, officers and agents (“Employees”).  Among the Company’s most fundamental operating principles are adherence to high ethical standards and compliance with all laws and regulations applicable to our business.  The reputation of our Company, the quality of our work-place experience, and the satisfaction of our obligations to shareholders depend on each employee achieving these levels of conduct.

The Code is not intended to be a comprehensive rulebook and cannot address every situation that an Employee may face.  If an Employee feels uncomfortable about a situation or has any doubts about whether it is consistent with the Company’s ethical standards, the Employee should contact an executive officer of the Company or counsel to the Company immediately.

II.	Conflicts of Interest

A conflict of interest occurs when an Employee’s private interests interfere, or even appear to interfere, with the interests of the Company as a whole.  While it is not possible to describe every situation in which a conflict of interest may arise, Employees must never use or attempt to use their position with the Company to obtain improper personal benefits.  Any Employee who is aware of a conflict of interest, or is concerned that a conflict might develop, should discuss the matter with the Audit Committee of the Company or counsel to the Company immediately.

III.	Corporate Opportunities

Employees owe a duty to advance the legitimate interests of the Company when the opportunities to do so arise.  Employees may not take for themselves personally opportunities that are discovered through the use of corporate property, information or position.

IV.	Confidentiality and Privacy

It is important that Employees protect the confidentiality of Company information.  Employees may have access to proprietary and confidential information concerning the Company’s business, clients and suppliers.  Confidential information includes such items as non-public information concerning the Company’s business, financial results and prospects and potential corporate transactions.  Employees are required to keep such information confidential during employment as well as thereafter, and not to use, disclose, or communicate that confidential information other than in the course of employment.  The consequences to the Company and the Employee concerned can be severe where there is unauthorized disclosure of any non-public, privileged or proprietary information.

To ensure the confidentiality of any personal information collected and to comply with applicable laws, any Employee in possession of non-public, personal information about the Company’s customers, potential customers, or Employees, must maintain the highest degree of confidentiality and must not disclose any personal information unless authorization is obtained.

V.	Honest and Fair Dealing

Employees must endeavor to deal honestly, ethically and fairly with the Company’s customers, suppliers, competitors and employees.  No Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.  Honest conduct is considered to be conduct that is free from fraud or deception.  Ethical conduct is considered to be conduct conforming to accepted professional standards of conduct.

VI.	Protection and Proper Use of Company Assets

The Company’s assets are only to be used for legitimate business purposes and only by authorized Employees or their designees.  This applies to tangible assets (such as office equipment, telephone, copy machines, etc.) and intangible assets (such as trade secrets and confidential information).  Employees have a responsibility to protect the Company’s assets from theft and loss and to ensure their efficient use.  Theft, carelessness and waste have a direct impact on the Company’s profitability.  If you become aware of theft, waste or misuse of the Company’s assets you should report this to your manager.

VII.	Compliance with Laws, Rules and Regulations Generally

Each Employee has an obligation to comply with all laws, rules and regulations applicable to the Company.  These include, without limitation, laws covering securities trading, bribery and kickbacks, illegal political contributions, antitrust prohibitions, foreign corrupt practices, offering or receiving gratuities, environmental hazards, employment discrimination or harassment, occupational health and safety, false or misleading financial information or misuse of corporate assets.  Employees are expected to understand and comply with all laws, rules and regulations that apply.  If any doubt exists about whether a course of action is lawful, Employees should contact an executive officer of the Company or the Company’s outside legal counsel.

VIII.	Securities Trading

Employees are prohibited from trading in the stock or other securities of the Company while in possession of material, non-public information about the Company.  In addition, Employees are prohibited from recommending, “tipping” or suggesting that anyone else buy or sell stock or other securities of the Company on the basis of material, non-public information.  Employees who obtain material, non-public information about another company in the course of their employment are prohibited from trading in the stock or securities of the other company while in possession of such information or “tipping” others to trade on the basis of such information.  Violation of insider trading laws can result in severe fines and criminal penalties, as well as disciplinary action by the Company, up to and including termination of employment.

Information is “material” when there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, hold or sell securities.  In short, any information that could reasonably affect the price of securities is material.  Information is considered to be “public” only when it has been released to the public through appropriate channels and enough time has elapsed to permit the investment market to absorb and evaluate the information.  If you have any doubt as to whether you possess material nonpublic information, you should contact a manager and the advice of legal counsel may be sought.

IX.	International Business

Employees who conduct business outside the United States must comply with the specific laws and regulations of the host country.  Any questions concerning specific appropriate international conduct should be directed to an executive officer of the Company or the Company’s outside legal counsel.

Employees must comply with U.S. anti-boycott laws that prohibit U.S. citizens and companies from supporting in any way one foreign country’s boycott of another foreign country (for example, a boycott of Israel).  In some cases, the mere receipt of a request to participate in a boycott must be reported to the U.S. government.  Failure to report may constitute a legal violation, even if the Employee has refused to participate in the boycott.

The Foreign Corrupt Practices Act (the “FCPA”) prohibits the Company and its employees and agents from offering or giving money or any other item of value to win or retain business or to influence any act or decision of any governmental official, political party, candidate for political office or official of a public international organization.  Stated more concisely, the FCPA prohibits the payment of bribes, kickbacks or other inducements to foreign officials.  This prohibition also extends to payments to a sales representative or agent if there is reason to believe that the payment will be used indirectly for a prohibited payment to foreign officials.  Violation of the FCPA is a crime that can result in severe fines and criminal penalties, as well as disciplinary action by the Company, up to and including termination of employment.

In some instances, small facilitating or expediting payments to lower level foreign officials, while discouraged by the Company, may be permissible under the FCPA if customary in the country or locality and intended to secure routine governmental action.  Governmental action is “routine” if it is ordinarily and commonly performed by a foreign official and does not involve the exercise of discretion.  To ensure legal compliance, such payments must receive prior approval from an executive officer of the Company who will consult with legal counsel as appropriate and report from time to time to the Audit Committee.  All such payments must be clearly and accurately reported as a business expense.

X.	Disclosure

Employees are responsible for ensuring that the disclosure in the Company’s periodic reports is full, fair, accurate, timely and understandable.  In doing so, Employees shall take such action as is reasonably appropriate to: (i) establish and comply with disclosure controls and procedures and accounting and financial controls that are designed to ensure that material information relating to the Company is made known to them; (ii) confirm that the Company’s periodic reports comply with applicable law, rules and regulations; and (iii) ensure that information contained in the Company’s periodic reports fairly presents in all material respects the financial condition and results of operations of the Company.

Employees will not knowingly: (i) make, or permit or direct another to make, materially false or misleading entries in the Company’s, or any of its subsidiary’s, financial statements or records; (ii)  fail to correct materially false and misleading financial statements or records; (iii) sign, or permit another to sign, a document containing materially false and misleading information; or (iv) falsely respond, or fail to respond, to specific inquiries of the Company’s independent  auditor or outside legal counsel.

XI.	Procedures Regarding Waivers

Because of the importance of the matters involved in this Code, waivers will be granted only in limited circumstances and where such circumstances would support a waiver.  Waivers of the Code for the Company’s chief executive officer, chief financial officer, principal accounting officer, controller or directors shall be only made by the Board of Directors or its Audit Committee and will be disclosed by the Company to the extent required by law or regulation.

XII.	Internal Reporting

Employees shall take all appropriate action to stop any known misconduct by fellow Employees or other Company personnel that violate this Code.  Employees shall report any known or suspected misconduct to the Chairman of the Audit Committee or the Company’s outside legal counsel.  The Company prohibits retaliation against an Employee who, in good faith, seeks help or reports known or suspected violations.  Any reprisal or retaliation against an Employee because the Employee, in good faith, sought help or filed a report will be subject to disciplinary action, including potential termination of employment.

XIII.	Audit Committee May Be Contacted Directly and Anonymously

Anyone with concerns about accounting, internal accounting controls or auditing matters relating to the Company may contact the Audit Committee directly.  Inquiries or communications intended to be anonymous should be made in writing without indicating your name or address and mailed to the Company’s address, Attention: Chairman of the Audit Committee.  Please mark the envelope “Confidential”.